Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES A DISTRIBUTION OF CASH DIVIDEND

TEL AVIV, Israel, May 6, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) (the "EI") announced today that its Board of Directors has declared a dividend in the amount of NIS 6.6 (approximately $1.93) per Ordinary Share of EI’s outstanding shares as of the date hereof, corresponding to an aggregate amount of NIS 168 million (approximately $49 million). The dividend is payable on or about June 2, 2008 to shareholders of record as of the close of business on May 19, 2008.

The dividend will be paid to the EI shareholders in New Israeli Shekels, except for holders of EI shares traded in NASDAQ National Market (i.e., shares registered on the records of American Stock Transfer & Trust Company in the name of CEDE & Co.) and for holders who are listed on the records of American Stock Transfer & Trust Company, who will be paid in US Dollars in accordance with the representative rate of exchange of the US Dollar against the New Israeli Shekels published by the Bank of Israel on May 30, 2008.

The dividend will be paid to the EI shareholders net of taxes to be withheld at source pursuant to the applicable provisions of Israeli law.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in

Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	Grayling Global
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com